GENCO RESOURCES ’ LARGEST SHAREHOLDER FILES DISSIDENT PROXY CIRCULAR;
PROPOSES TO REPLACE THREE DIRECTORS AT UPCOMING ANNUAL MEETING

-- Concerns include poor performance, excessive executive compensation and a questionable related party transaction--

For Immediate release

Vancouver, B.C., June 11, 2008--James R. Anderson, a former Board member and, together with his spouse, the largest shareholder of Genco Resources Ltd. (TSX:GGC) of Vancouver, announced today that he has filed a Shareholder Information Circular with Canadian securities regulators and has initiated a proxy solicitation process with the objective of replacing three of Genco’s directors at the company’s annual meeting on June 26, 2008. Copies of the circular are being mailed to Genco shareholders and are available online at www.sedar.com and www.savegenco.com.

“Genco is a promising company with a world-class silver deposit,” said Mr. Anderson. “However, shareholder value has been impaired by missed production and development targets, excessive executive compensation and a recent questionable related party transaction. Genco’s shareholders deserve better, and that is why it is important for them to exercise their vote. It is time for a change at Genco.”

The following letter to shareholders, a copy of which is available at www.sedar.com and www.savegenco.com, outlines Mr. Anderson’s concerns as well as his plans for the company:

Dear fellow Genco Shareholder:

I am writing to you as a former Board member and the largest shareholder of Genco Resources Ltd. My spouse and I own 5 million Genco shares, equivalent to 12.2% of the shares outstanding. I believe that Genco is a company with a world class silver deposit that has consistently and substantially performed below its true potential. To improve the value of Genco’s shares, it is necessary to remove three of the seven current members of Genco’s Board: Robert Gardner, Gordon Blankstein and Brian Smith. To accomplish this, I need your votes at the June 26, 2008 shareholders’ meeting.

I am sure you know that the price of Genco’s shares has dropped by 52% over the past year. That compares with a decline of just 9.3% for a comparable peer group of 10 junior precious metals producers and an increase of 29% in the value of mining shares generally, as measured by the TSX Global Mining Index. Meanwhile, the price of silver has risen by 26% over the same period.

During my tenure on Genco’s Board from July 2007 to May 2008, I came to realize that Genco’s problems are rooted in poor mine management and weak corporate governance practices, including excessive compensation and disturbing conflicts of interest at the Board level. Genco’s operational results and share price are dismal because Genco consistently fails to meet its 340 tonnes per day production goal as a result of having no detailed and comprehensive mine plan. Investors are justified in questioning how Genco will be able to produce and mill the promised 5,000 tonnes per day of ore at its La Guitarra Mine in the long term when the Company has consistently failed to meet its long stated 340 tonnes per day production goal. The current mismanagement of the Company’s modest cash resources does not lead one to believe that the Company will successfully manage more sizeable cash resources as the Company grows and expands. These problems, with a lot more discipline, can and must be remedied.

Gardner and Blankstein, by virtue of the powers arising from their consulting arrangements and their dominance of Genco’s executive committee, have been primarily responsible for Genco’s poor financial and operating performance. Smith, who sits with them on other boards, has fully supported Gardner and Blankstein at Genco. I believe, based on my observations as a Genco director, that Gardner, Blankstein and Smith will not implement the necessary improvements in Genco’s operations or governance practices. That’s why I am making this appeal for your votes.

As you make your decision about the composition of Genco’s Board, please consider the following facts:

1.	Gardner and Blankstein are extracting excessive compensation, including bonuses, while Genco’s financial and operating performance deteriorates. In the past two years, Genco’s sales decreased, income became a substantial loss, expenses skyrocketed and mine production stagnated.

Gardner and Blankstein executed consulting contracts for their excessive compensation in 2007 (backdated to October 2006), when they controlled Genco’s Compensation Committee. Each now has compensation as follows:

  base pay of US$144,000;

  a bonus of up to US$250,000 (including US$500,000 to be paid retroactively for 2006 and 2007 when Genco missed production targets);

  a further bonus of 2% of Genco’s pre-tax income;

  a “merger” bonus of 1.5% of increased market capitalization from October 1, 2006 to the date of a merger. (which would equate to an combined bonus for both of $1,040,000 if Genco were sold at today’s depressed stock price); and

  stock options which included grants of options in 2006 and 2007 to purchase an aggregate of 487,850 shares, in the case of Blankstein, and 360,082 shares, in the case of Gardner.

This compensation is particularly exorbitant given that Gardner and Blankstein each have other principal occupations and that Blankstein is not even an executive officer of Genco. I commit to you that Genco will align Board compensation with industry practice if you help me remove Gardner, Blankstein and Smith.

2.	For two years Gardner and Blankstein investigated and negotiated a material non-arm’s length transaction while Board members were kept in the dark. The US$4.9 million deal was only disclosed to the Board shortly before Genco disclosed it to the public. Under the deal, Genco bought control of a Utah-based mining company and agreed to flip it to a Vancouver-based company whose directors and significant shareholders included Gardner, Blankstein and Smith. In my opinion, Gardner disregarded good corporate governance practices by announcing the transaction on March 14, 2008, before non-conflicted members of Genco’s Board could provide their advice. It is telling that after the non-conflicted directors of Genco became involved, they negotiated improved terms. It would have been better still had Genco not embarked on this distracting and odd transaction, the benefit of which is uncertain for Genco. I commit to you that Genco will avoid related party transactions of questionable value if you help me remove Gardner, Blankstein and Smith from the Board.

3.	In my view, Gardner, Blankstein and Smith do not have the operational expertise necessary to guide Genco through the next stage of its development. I do have the necessary expertise. So do my colleagues and proposed nominees, Charles Schroeder and Lyle Weismantel. If we are elected, we will become immediately and actively involved in overseeing a complete review of Genco’s business and strategy, working closely with management and the four remaining members of Genco’s Board. Among other things, I expect that we will hire independent mining engineers to review the La Guitarra operations and recommend improvements, and we will ensure the swift completion of the long overdue mine plan and feasibility study. We are better positioned to improve strategy and execution than a Board dominated by Gardner, Blankstein and Smith.

4.	My spouse and I have never sold any of our Genco shares, unlike Gardner, Blankstein and Smith who are sustained and consistent sellers, suggesting they don’t have the confidence in Genco that we as shareholders should demand. Since January 1, 2006, Gardner, Blankstein and Smith have collectively sold more than 800,000 Genco shares, through over 140 trades with a combined value of more than $1.8 million, in open market transactions. Please refer to Appendix A of my information circular for their detailed selling history. Whose side are they on?

AS GENCO’S LARGEST SHAREHOLDER AND AS AN INDIVIDUAL WHO DOES NOT RECEIVE EXECUTIVE COMPENSATION FROM GENCO, MY INTERESTS ARE CLOSELY ALIGNED WITH YOURS. I BELIEVE A CHANGE IN THE BOARD IS NECESSARY AND WILL CONTRIBUTE TO AN INCREASE IN THE VALUE OF YOUR INVESTMENT.

I am spending a considerable amount of money to conduct this contest and my only goal is to increase Genco’s stock price through better governance and better production.

Genco has a world class silver deposit and I believe has significant potential to create value for shareholders. Help me unlock that value.

Your vote is extremely important – no matter how many or few shares you own. Please read the accompanying information circular. It will tell you more about why we are soliciting your vote to change the Genco board of directors. After you read the circular, I am confident that you will want to vote the yellow proxy and help me change the Board.

Sincerely,

“James R. Anderson”

James R. Anderson

About James Anderson

A resident of Sioux Falls, South Dakota, James R. Anderson is a former Board member and, together with his spouse, is the largest shareholder of Genco Resources Ltd. Mr. Anderson and his spouse own 5 million Genco shares, equivalent to 12.2 % of the shares outstanding. He has been a purchaser of shares since 2005 and has never sold a Genco share.

Anderson is the founder, sole shareholder and Chief Executive Officer of Tennessee Eastern Gas and Oil Company and Southwestern Mineral Leasing Company. Anderson’s two companies conduct business in eight states across the United States and are involved in oil and gas exploration and production, and the purchase and leasing of mineral land. Anderson earned a Bachelor of Science Business degree in 1971 and a Juris Doctor degree in Law in 1974, both from the University of Minnesota, after which he practised as a general commercial litigator up until 2004. Anderson served on Genco’s Board from July 3, 2007 until May 21, 2008, when he resigned following his strong disapproval of $1 million in retroactive bonuses that Robert Gardner and Gordon Blankstein had proposed to award to themselves ($500,000 for each) while they controlled the Board’s Compensation Committee.

Mr. Anderson is one of three shareholder nominees for the Genco Board. The other two shareholder nominees are two long-time colleagues of Anderson: Lyle Weismantel and Charles Schroeder. Weismantel is a banker with more than 40 years of experience, including ten years as President and CEO of a Bremer Bank in Minnesota. Schroeder, a geologist and entrepreneur, has more than two decades of experience in resource development and owns two oil and gas companies. These successful businessmen will strengthen Genco’s Board and bring a much-needed drive to improve shareholder value.

You can learn more about all three shareholder nominees and the reasons for the proxy contest by reading the Shareholders’ Information Circular or by visiting www.savegenco.com

Voting your YELLOW proxy

Genco shareholders are asked to complete and return the YELLOW proxy so that much needed change can take place at Genco Resources Ltd. Your vote is important – please vote your YELLOW proxy today. Proxies should be completed in accordance with the instructions on the YELLOW proxy.

Your YELLOW proxy should be returned prior to 11:00 a.m. (Vancouver time) (being 2:00 p.m. (Toronto time)) on Monday, June 23, 2008, in order to be deposited with the Company in time to be used at the Meeting.

About Forward Looking Statements

Certain statements contained in this news release constitute forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions are intended to identify forward-looking statements, however forward-looking statements may not include such terms. This news release may contain forward-looking statements relating to Anderson, the Shareholder Nominees, Genco, future management or Genco’s future financial or operational performance. Such statements reflect Anderson’s current views with respect to future events and are based on the information reasonably available to Anderson today. These statements are subject to certain risks, uncertainties and assumptions. Many factors could cause Genco’s actual results, performance or achievements that may be expressed or implied by such forward-looking statements to vary from those described herein should one or more of these risks or uncertainties materialize. Such factors include, but are not limited to, economic, business, competitive, political and regulatory factors, including changes in the price of precious metals. Except to the extent required by law, Anderson undertakes no obligation to update any forward-looking statements contained herein. Readers are cautioned not to place undue reliance on forward-looking statements contained herein.

For more information please contact

Investors:
Laurel Hill Advisory Group
North American toll-free 1-888-268-4498

Media
Longview Communications Inc.
Alan Bayless: 604-694-6035
David Ryan: 604-694-6031